UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or
15d-16 of the Securities Exchange Act of 1934

For the month of March 2012

Commission File Number: 1-15018

Fibria Celulose S.A.

Alameda Santos, 1357 — 6th floor

01419-908, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒     Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐     No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐     No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐     No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This report on Form 6-K is hereby incorporated by reference into the prospectus that forms part of the Registration Statement on Form F-3 of Fibria Celulose S.A. (File No. 333-180051) filed with the U.S. Securities and Exchange Commission on March 12, 2012, and shall be deemed to be a part thereof from the date on which this report is furnished to the SEC, to the extent not superseded by documents or reports subsequently filed or furnished.  It contains as exhibits the following documents:

Exhibit Number	Description of Document
3.1	By-laws, as amended through March 26, 2012 (English translation)
5.1	Opinion of letter dated March 30, 2012 of Motta, Fernandes Rocha — Advogados, as to the legality of the common shares.
8.1	Opinion of letter dated March 30, 2012 of Motta, Fernandes Rocha — Advogados as to tax matters.
23.2	Consent of Motta, Fernandes Rocha — Advogados (included in Exhibit 5.1).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2012

Fibria Celulose S.A.

	By:	/s/ Guilherme Perboyre Cavalcanti
Name: Guilherme Perboyre Cavalcanti
Title: CFO and IRO